

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 910/00318/05

Finance Dept.
Tel. 66 (0) 2537-4611

Date: June 20, 2005

Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provide as follows (s):


05009309

Annual Report of ______________ SUPPL

Financial Statement ______________

☑ News Release on No.17/2005

☑ Copy of the letter to the Stock Exchange of Thailand dated

June 20, 2005, Letter PTTEP No.1.910/240/2005


SEC MAIL
RECEIVED
PROCESSING
JUN 24 2005
WASH, D.C.
192
SECTION

☐ Others ______________

Yours sincerely,

P. Rojanasomsith

Pattrapa Rojanasomsith
Senior Officer, Investor Relations


SEC MAIL RECEIVED PROCESSING
JUN 24 2005
WASH, D.C. 192 SECTION



No.17/2005

PTTEP Inks Stock Purchase Agreement to Acquire Pogo's Assets in Thailand

On June 17, 2005 PTTEP Offshore Investment Company Limited or PTTEPO and Mitsui Oil Exploration Company Limited (MOECO) have entered into a Stock Purchase Agreement with Pogo Overseas Production B.V. and Pogo Producing Company Limited (Pogo Group) to buy all the shares held by the Pogo Group in Thaipo Limited and B8/32 Partners Limited. The Pogo Group through its subsidiaries holds 46.34% interests in Blocks B8/32 and 9A in the Gulf of Thailand. The purchase will come into effect conditional upon the waiver of pre-emptive rights by the existing joint venture partners of these Blocks under the Joint Operating Agreement. Such decisions are expected by mid July.

The transaction is valued at US$ 820 million. PTTEPO will hold approximately 60% interests worth about US$ 490 million and MOECO will hold the remaining approximately 40% interests.

"This opportunity offers excellent value to PTTEP both strategically and economically" said PTTEP President Mr.Maroot Mrigadat *"This represents an excellent opportunity to acquire material interests in substantial, high quality E&P assets with a well regarded operator. These Blocks are situated here in Thailand, and have high potential and very low risk. The Block B8/32 is already producing both liquids and gas, the latter being secured under long-term sales agreements and PTTEP will benefit from these revenue streams immediately. This transaction will increase PTTEP's production by as much as 18% or 27,000 barrels of oil equivalent per day and this is expected to increase further in 2006. Its geographical proximity to PTTEP-held blocks such as G4/43 and Unocal III offers a great opportunity for PTTEP to benefit from operational synergies."*

Mr.Maroot Mrigadat went on to say *"We are delighted to be in partnership with MOECO on this transaction and look forward to working with them and the existing remaining participants in these blocks in the future".*



Block B8/32, operated by Chevron Offshore (Thailand) Limited, is located in the Gulf of Thailand off Chumporn coast, covering an area of 2,460 square kilometers, encompassing such fields as Benchamas, Maliwan, Tantawan, Jarmjuree and Chaba. The block currently produces around 98,800 barrel of oil equivalent per day, consisting of approximately 59,200 barrels per day of crude oil, and approximately 240 million standard cubic feet per day of natural gas.

Block 9A is also operated by Chevron Offshore (Thailand) Limited and located off the coast of Chumporn, in the Gulf of Thailand. It covers an area of about 81 square kilometers. This block is now being appraised.

June 20, 2005
For more information,
please contact Sidhichai Jayant/Tongchit Wattanametee
External Relations Department
Tel. +66 (02) 537 4592, 537 4587


Cambodia
Gulf of Thailand
Block G4/43
Block B8/32
Block 9A
Vietnam

ทะเบียนเลขที่ บมจ. 53



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/240/2005

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

June 20 , 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Participation in Petroleum Concession Blocks B8/32 and 9A

PTT Exploration and Production Public Company Limited (PTTEP) wishes to announce that on June 17, 2005, a Stock Purchase Agreement (SPA) has been signed between a group of Buyers, PTTEP Offshore Investment Company Limited or PTTEPO, with a participation interest of 59.94% (PTTEPO is a subsidiary of PTTEP with shareholdings by PTTEP and PTTEP International Limited of 75% and 25% respectively), and Mitsui Oil Exploration Co., Ltd. with a participation interest of 40.06%, and a group of Sellers, Pogo Overseas Production B.V., and Pogo Producing Company in order to jointly acquire all the shares of the Pogo group in Thailand, consisting of 100% shares of Thaipo Limited, and 46.34% shares of B8/32 Partners Limited.

According to the SPA, PTTEPO will pay the total amount of approximately USD 490 million for this acquisition on the condition that the existing partners waive the First Right of Refusal under the Joint Operating Agreement. PTTEP expects that this process will be finalized around mid July 2005.

Petroleum concession Block B8/32 is located in the Gulf of Thailand, covering an area of approximately 2,460 square kilometers, consisting of Tantawan field (Thaipo Limited holds a 46.34% interest), Benchamas, Maliwan, Jamjuree and Chaba fields (Thaipo Limited and B8/32 Partners Limited hold a 31.67% interest each). The current petroleum production is of approximately 98,800 barrels of oil equivalent per day, comprising crude oil of approximately 59,200 barrels per day, and natural gas of approximately 240 million cubic feet per day.

Petroleum concession Block 9A (Thaipo Limited holds a 46.34% interest) is located in the Gulf of Thailand, covering an area of approximately 81 square kilometers, with no production at present.

-2- / The completion...



The completion of the acquisition above will be beneficial for PTTEP in that the Company will be able to realize an immediate revenue stream from petroleum sales, increased petroleum production and proved reserves, and enhanced operational synergy with the adjacent G4/43 project, in which PTTEP is a joint venture partner, holding a 15% interest.

According to the Notification of the Stock Exchange of Thailand, Re: Rules, Procedures and Disclosure of Information Concerning the Acquisition and Disposition of Assets of Listed Companies, this acquisition is classified as a Class 2 transaction with the calculated value of consideration paid, compared with the asset value of PTTEP, falling between 15 and 50 percent. PTTEP will use its working capital to fund the acquisition. The Company will report progress and inform its shareholders in due course.

Yours sincerely,

Maroot Mrigadat
President